1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 13, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/03/13

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/02/14 : Chunghwa Telecom holds investor conference for 2011 operation results

2.	Announcement on 2012/02/21 : Financial forecast for 2012(Parent company only)

3.	Announcement on 2012/02/21 : Board of directors resolves to convene the Company’s annual general meeting on June 22, 2012

4.	Announcement on 2012/02/21 : The Board resolves to change the head of R&D

5.	Announcement on 2012/02/21 : To announce the Board’s major resolutions

6.	Announcement on 2012/02/21 : To announce the procurement of Optical Backbone Network Integration and Expansion Project

7.	Announcement on 2012/02/21 : To announce the acquisition of TSMC Bonds

8.	Announcement on 2012/02/24 : Chunghwa Telecom participates in an overseas investors conference

9.	Announcement on 2012/03/07 : Explanation of the report that CHT was fined NT$5million due to misleading advertisement

10.	Announcement on 2012/03/08 : Chunghwa Telecom participates in an investors conference

11.	Announcement on 2012/03/09 : Chunghwa Telecom participates in an overseas investors conference

12.	Announcement on 2012/03/09 : Chunghwa Telecom participates Cloud Computing InvesTour to meet investors

13.	Announcement on 2012/03/09 : Supplementary announcement for the company’s participation in China Airlines’ secondary offering and the correction of the number of shares acquired

14.	Announcement on 2012/03/12 : To announce the Company’s February 2012 revenues

15.	Announcement on 2012/03/12 : February 2012 sales